Exhibit 14.1

The Code of Ethics and Business Conduct of

Southern Copper Corporation

Index

Introduction

Our Employees	Page 4

1. Equal Opportunity/Fair Work Practices	Page 5
2. Child and Forced labor	Page 5
3. Freedom of Association	Page 5
4. Workplace Anti-Harassment	Page 5
5. Sexual Misconduct and Sexual Harassment	Page 6
6. Workplace Health and Safety	Page 6
7. Consumption, Use or Sale of Alcohol, Drugs and Controlled substances	Page 7

Our Business Resources

8. Conflicts of interest	Page 7
9. Records and Accounting Practices and Public Reports	Page 8
10. Confidentiality of Privileged Information and Inside Information	Page 9
11. Confidentiality of Information and Data Privacy	Page 9
12. Retention of Records and Data	Page 10
13. Information Technology and Communication Systems and
Information Security	Page 10
14. Intellectual Property	Page 12
15. Intellectual Property Developed by Collaborators or Third Parties	Page 12
16. Risk Control and Management	Page 13
17. Transactions with Related Parties	Page 13
18. Fair Competition	Page 13
19. Trade controls	Page 14
20. Purchasing Goods and Services	Page 14
21. Anti-Corruption and the Foreign Corrupt Practices Act	Page 14
22. Anti-money Laundering	Page 15
23. Compliance with SEC Regulations and National Exchanges	Page 16

24. Gifts	Page 16
25. Donations and Political Involvement	Page 17
26. Business Decision Making	Page 17
27. Compliance with Tax Obligations	Page 17
28. Corporate Social Responsibility	Page 17
29. The Environment, Sustainable Development	Page 18
30. Media Relations/Media Contact	Page 18

Violations and Sanctions

31. Reporting Management Systems and Whistle Blower Line	Page 20
32. Contacts and Means of Reporting	Page 21
33. Periodic Reviews	Page 22
34. Ethics and Discipline Committee	Page 22
35. Culture of Compliance	Page 22
36. Compliance Officer(s)	Page 22
37. Questions	Page 22

INTRODUCTION

The Code of Ethics and Business Conduct (the “Code of Ethics” or “Code”) of Southern Copper Corporation (the “Company” or “Southern Copper”) has been developed to provide ethical guidance to all those acting on behalf of Southern Copper and to reiterate Southern Copper’s core values, morals and standards. The Company strives to uphold high standards of honesty, respect, responsibility and ethics in our interactions with our employees, contractors, customers, suppliers, shareholders, the public and the authorities. This Code establishes the conduct we expect in an environment of integrity and transparency. It serves as a tool to guide conduct in business dealings and interpersonal relationships. Anyone acting on behalf of or related to Southern Copper, including the Board of Directors, officers, senior management, personnel, contractors, suppliers and any individual representing our subsidiaries, business units and branches in all the countries where we operate, must read and observe this Code.

It is impossible to cover every scenario to avoid violating this Code of Ethics. Therefore, good personal judgment must be relied upon to sustain our culture of integrity. When in doubt, you must seek clarification from the appropriate Company representative. Observance of this Code will foster an environment of commitment and mutual trust. This Code is in addition to other detailed mandatory policies that the Company may adopt from time to time.

Our Employees

Our most valuable assets are our employees. We care for their safety, wellbeing, growth and development by encouraging initial training and ongoing refresher training to support the efficient performance of duties in a positive work environment.

Southern Copper promotes and protects the human rights of individuals, including the rights of indigenous people and their communities. We strive to understand and respect the traditions and customs of the people and places where we conduct or may conduct activities. Southern Copper is committed to continuously conduct its operations in compliance with applicable law.

1.	Equal Employment Opportunity and Fair Work Practices

It is the Company’s policy to promote equal employment opportunity to recruit and develop the best candidates for employment from a wide and diverse talent pool. The Company aims to develop an organizational culture that values diversity and remove any barrier that prevents individuals or groups from realizing their full potential to contribute to the Company’s performance. For this purpose, the Company will provide equal opportunity and equal treatment as an integral part of corporate practices to ensure equal treatment for directors, officers, employees and contractors.

The Company aims to promote equality and diversity to ensure that no job applicant or employee receives less favorable treatment or is disadvantaged by conditions or requirements that cannot be shown to be justifiable and that selection, recruitment, training, promotion and employment practices will be made in a non-discriminatory manner.

Southern Copper believes that the respect, inclusivity, and diversity of its employees are essential to maintaining a positive and peaceful work environment and help retain a highly qualified workforce committed to the Company. Southern Copper fully respects the human dignity of its employees and rejects any form of discrimination, whether direct or indirect, based on gender identity, age, race, religion, sexual preference, thought, education, social status, culture, working style, talent, individual quality or special needs, such as illness, disability, accident or family dynamics.

Southern Copper promotes equal conditions for all our employees and provides an environment where equality and non-discrimination permeate the entire organization. Company employees have access to social security, receive a fair salary, and ongoing training for their own development and to increase productivity.

2.	Child and Forced Labor

Southern Copper reiterates its commitment to protect human and labor rights recognized in national and international laws by upholding international standards for the protection of the fundamental rights and freedoms of its employees. We therefore enforce a complete rejection of child labor (minors under the minimum legal working age) and all forms of forced, compulsory or coerced labor.

3.	Freedom of Association

In compliance with applicable laws and regulations, Southern Copper respects the right of association of its employees, as well as the freedom to join a trade union and to participate in union activities.

4.	Workplace Anti-harassment

Southern Copper is committed to providing a harassment-free working environment, where employees, officers and directors can achieve their full potential. The Company prohibits any form of harassment, including any inappropriate, violent or abusive behavior or practice that creates an intimidating, hostile, degrading, humiliating or offensive workplace environment or violates the dignity or wellbeing of our employees, suppliers, contractors or any person who has any dealings with the Company and its subsidiaries, business units or branches.

For purposes of this Code, harassment is defined as unwelcome and inappropriate comments or conduct, jokes, insults or threats that may or may not be based on a person's physical characteristics or disability, their gender, beliefs, race, age, nationality or any other condition, and conduct that is intended to or would humiliate, offend or intimidate another, whether verbal or through emails, voicemails or any other written or graphic means. Harassment is not necessarily confined to the behavior of senior staff towards more junior staff; it can take place between colleagues at the same level or involve staff behaving inappropriately towards more senior staff. Workplace harassment must be reported and investigated and may lead to disciplinary action. Disciplinary action will be taken to deal with behavior, intentional or unintentional, that violates this policy. The reprimand will be determined on a case-by-case basis, commensurate to the circumstances and severity of the infraction. Any disciplinary action the Company may take is independent of any legal action brought by the authorities.

5.	Sexual Harassment and Sexual Misconduct

Southern Copper Corporation strictly prohibits sexual harassment, which is defined as any unwelcome behavior or action, by any means or form, with implications or inferences of a sexual nature.

Sexual harassment also includes any action or conduct of a sexual nature that could be considered hostile, intimidating or offensive, including but not limited to lewd glances, gestures, suggestive facial expressions, words, phone calls, images, text messages, emails, personal letters or messages, invitations or any other action that would insinuate or contain proposals of a sexual nature, touching, cornering or unwelcome holding of a person, psychological pressure and threats. Sexual conduct of any kind on Company property is prohibited, even if it is consensual.

Sexual harassment must be reported internally and to the authorities. Violations will be fully investigated and the reprimand will be determined on a case-by-case basis, commensurate to the circumstances and severity of the infraction. Any disciplinary action the Company may take is independent of any legal action brought by the authorities.

6.	Workplace Health and Safety

Southern Copper considers the life, health and physical wellbeing of our employees its most valued asset, which is a top priority in all our activities. Southern Copper is committed to creating a safe work environment and maintaining safe working conditions for its employees and any other individuals working at its facilities and will endeavor to ensure that their conduct does not endanger other employees or the public. Therefore, in addition to fostering a culture of health and safety among our personnel, we are all committed to ensuring compliance with the Company’s occupational health and safety policies, protocols and all applicable regulations.

We have a comprehensive system in place to ensure compliance and our manuals outline the procedures to preserve the safety of our personnel at our facilities. Southern Copper promotes a culture of safety as a high priority, exceeding the legal requirements with the following principles:

•	Health and safety are everyone's responsibility
•	All workplaces must be safe
•	All employees, contractors, third parties and visitors must adhere to the Company's health and safety policies, protocols and procedures.
•	All must recognize safe working conditions, identify, and minimize potential health and safety risks routinely to prevent accidents and diseases from occurring.
•	All employees and contractors must be properly trained before being assigned a task to ensure the work is performed safely.
•	All employees and contractors must be given the proper equipment and materials to be able to perform their duties safely.
•	No goal justifies a violation of the occupational health and safety policies and procedures.
•	No one is allowed to put the physical wellbeing of any employee or any other individual at risk.

•	Any situation that would appear to present a threat to an individual or their property must be reported immediately.
•	All must contribute to the ongoing improvement of our occupational health and safety policies and procedures to achieve the objectives of our program, which includes our principal goal of zero accidents.

Our employees, contractors and any third parties involved in the activities of Southern Copper must observe our occupational health and safety policies and procedures and must be committed to keeping their workplace at our facilities clean and safe.

7.	Consumption, Use or Sale of Alcohol, Drugs and Controlled Substances

Southern Copper offices and sites are substance-free environments. The consumption or sale of alcohol, drugs and controlled substances, including non-prescription medications that could affect performance or occupational health and safety is expressly prohibited to all individuals involved in the activities of Southern Copper.

Southern Copper will issue advance notice of special occasions where the consumption of alcohol is permitted for a specific event or celebration (such as the end-of-year toast).

Our Business Resources

All resources provided by the Company (including work tools, equipment, travel and expenses) are to be used solely for Company purposes and activities. The use of Company resources for personal use or any other purposes not directly associated with employment or the performance of work duties is expressly prohibited.

All are responsible for the care, protection against loss or damage, abuse or theft of Company assets, and to manage resources efficiently to maintain effective cost controls.

In accordance with applicable laws, Southern Copper reserves the right to inspect the use of Company resources by employees by inspecting all email, data and files on personal computers and other devices connected to our network.

8.	Conflicts of Interest

A person incurs in a conflict of interest when they place their own interests above those of the Company and guide their decisions or actions for their own gain or benefit or for the benefit of another for financial or personal reasons.

Southern Copper defines a conflict of interest as any situation where a person's actions are no longer objective and impartial, and to the detriment of the Company.

Conflicts of interest involving a personal or professional relationship, real or apparent, must be reported and resolved with transparency. The following are some examples of actions that could involve a conflict of interest:

•	Holding interest in or employment at a competitor of Southern Copper while holding interest in or employment at Southern Copper.
•	Competing, directly or indirectly, with Southern Copper for a business opportunity.
•	Doing business with another company, organization or individual on behalf or in representation of Southern Copper, based solely on a personal relationship.
•	Accepting or offering gifts that would go beyond common business courtesies. Please consult the Southern Copper and/or its subsidiaries policies on hospitality, gifts and courtesies that describe in detail the expected conduct in this regard.
•	Participating, directly or indirectly, in any activity that could improve the position of a competitor against Southern Copper.
•	Holding an interest in any company that does business with Southern Copper.

Company employees, regardless of the form of remuneration, are prohibited from engaging in the following forms of conduct:

•	Hiring or transferring blood relatives or individuals related by marriage to the same division, department or area of the Company, without proper authorization, and in no circumstances if:
o	They would have authority over the other person
o	There would be a conflict of interest or risk, real or potential
oThis potential conflict of interest must be prevented throughout an employee's employment at Southern Copper.
•	Engaging in operations for personal gain or for the benefit of family members or third parties, to the detriment of Southern Copper.
•	Participating in matters involving Southern Copper, where the employee holds a personal, family or business interest or stands to gain a benefit,
•	Referring business to third parties with whom the employee has professional or business dealings, or to partners or companies in which the employee or his/her relatives hold or have held an interest during the 2 (two) prior years.

Pursuant to Southern Copper’s Conflict of Interest policy, all employees, contractors, and suppliers are required to complete a disclosure form truthfully declaring any conflict of interest they may hold. These disclosure forms are to be signed and sent for review as established in the corresponding Policy prior to engaging in any transaction. The Conflict of Interest Policy should be consulted for more information about the expected conduct to comply with this Code.

9.	Records and Accounting Practices and Public Reports

Southern Copper adheres to standards that promote full, fair, clear and accurate disclosure of information in the regulatory reports that the Company files with the Securities Exchange Commission and other authorities. Southern Copper also ensures compliance with all applicable legal, accounting, financial reporting standards and its disclosure rules and procedures on its financial statements.

Southern Copper is committed to maintaining accurate records of all transactions of the Company's business.

All are responsible for generating and maintaining correct and accurate information. All funds, assets, transactions and payments must be accurately reflected, and no false or misleading entries may be made on corporate records. We stress this obligation to our employees as well as to consultants or other third parties involved in the preparation of our financial statements. All Company employees and contractors who have access to or who conduct activities related to generating financial or privileged information are prohibited from using this information for personal use, to gain advantage or personal/family benefit, or for the benefit of third parties.

It is the Company’s policy that all employees, officers, directors, consultants or other third parties must act to facilitate the provision of full, fair accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (SEC) and all other governmental authorities, the shareholders and in other public communications made by the Company. All employees, officers and directors must comply with its accounting rules and controls and with generally accepted accounting practices and cooperate fully with the Company's internal and external auditors.

10.	Confidentiality of Privileged Information, Insider Information

It is not unusual that in the performance of your duties at Southern Copper, you will have access or knowledge of privileged information. Privileged information is defined as internal information that has not yet been shared with the public. In such cases, the use of privileged information for any direct or indirect personal/family use, benefit or advantage or for the benefit of third parties is strictly prohibited.

It is strictly prohibited to use or attempt to use privileged information for the purpose of buying or selling securities, an activity known as “insider trading” or to disclose to third parties privileged information for the purpose of buying or selling securities also known as “tipping”. This restriction not only applies to privileged information of Southern Copper, but also to the privileged information of other companies that you may be privy to during the course of your employment. It is the Company’s policy that all directors, officers and employees must and observe the applicable insider trading laws and are prohibited from using or attempting to use “insider information” for their own personal use, gain or advantage.

In case you need more information regarding the expected conduct contact legal and compliance areas in your country.

11.	Confidentiality of Information and Data Privacy

All information is confidential, including information of Company employees, contractors, customers, suppliers and, in general, information of all the parties involved in our operations. An exception to this rule is when disclosure is authorized for legitimate business purposes or requested by the authorities.

Southern Copper’s confidential information includes inventions, creations, practical know-how, trade secrets, financial information and all related information associated with our operations. Therefore, confidential information must be used solely for the authorized business purposes and to conduct our activities.

We protect the privacy of personal data provided by our shareholders, employees, suppliers, customers, applicants and candidates or any other data shared with Southern Copper and our employees. We aim to observe the controls established to prevent any unauthorized or illegal use and the destruction or loss of this information.

Southern Copper is aware of the needs of suppliers, customers and interested third parties and complies with the data protection laws and regulations in the countries where we operate. Therefore, we ensure personal data will not be used for any purpose other than for which it was collected, as stipulated by applicable regulations. The Data Privacy policy should be consulted for more information about the expected conduct to comply with this code.

12.	Retention of Records and Data

The Company maintains a record retention policy in each of the countries where it operates. Emails that are identified as a business record shall be retained according to the requirements of local laws and the applicable corporate record retention policy. Such policy and procedures shall establish the minimum retention periods for the retention of the business records in accordance with local legislation, labor and tax purposes.

All Company employees are required to familiarize themselves with these requirements and time periods set in our policies for the preservation and securement of information and proper destruction of information when appropriate.

13.	Information Technology and Communications Systems and Information Security

You will have access to certain communications and Information Technology (IT) systems provided by or related to Southern Copper, including software, hardware, network systems and other message delivery systems to perform your duties. It is your responsibility to use these IT resources solely for authorized purposes for the exclusive interest of Southern Copper and to prevent any improper use of these systems.

Examples of improper use of IT systems include:

•	Using, selling or copying licensed software without authorization.
•	Accessing, downloading, sharing or storing material that may be offensive, discriminatory, sexually implicit or explicit, pornographic, violent, obscene in any form (photos, videos, images, etc.), or which could be interpreted as a form of harassment or sexual abuse.
•	Intentionally introducing a virus or installing software that could jeopardize the Company's security.
•	Engaging in any illegal activity.
•	Using Company IT resources for profit.

•	Negotiating or speculating with Southern Copper products or services.
•	Making any type of statement on any IT communication media, social network, commercial publication, or any other media in the name of Southern Copper, without the proper authorization from the corresponding public relations department.
•	No individual is authorized to create backups of personal information on computers or devices property of Southern Copper.
•	Accessing or using social networks as a means of communication with or between Company employees and/or third parties for matters involving Southern Copper.
•	Using mobile devices to the detriment of Southern Copper, to collect, copy or share documents, data, processes and/or any type of proprietary information of Southern Copper or third parties related to the Company.

For more information about the expected conduct you must consult the corresponding Information Security Policy.

E-mail is a fundamental tool for communications between employees and the use of this system is reserved for business-related purposes. Messages which are forwarded by the user must not contain Company confidential information and should be consistent with the policies and procedures, proper business practices and applicable law. E-mail messages are to be considered mail and will be granted the privacy granted by local legislation. Communication for personal purposes is permitted on a limited basis. The use of the Company’s e-mail system for personal commercial purposes is prohibited. E-mail cannot be used for the distribution of any disruptive or offensive messages. Access to the internet is regularly monitored.

Therefore, these systems must only be used for the tasks and duties associated with each position. Examples of unacceptable use are:

•	Conducting private or personal business.
•	Forwarding e-mail or message chains.
•	Causing any type of electronic damage.
•	Accessing websites that are not related to Company operations or business, with the exception of those that are necessary to pay for services or activities involving employee transportation and work time, using common sense.
•	Capturing or disseminating obscene, pornographic or defamatory material, or any other type of offensive material.
•	Engaging in flaming o spamming. Flaming is sending offensive or ill-intentioned messages by e-mail. Spamming is a marketing scheme used to saturate thousands of users with unsolicited messages.
•	Installing unauthorized software (games, chat, freeware, etc.).

E-mail messages should not be considered a safe medium for sending confidential information, because they are sent over communications networks, which are inherently unsecure. Employees are advised to consult the IT department regarding a secure way of sharing confidential information.

Everyone at Southern Copper who uses any electronic messaging system in connection with their duties and operations must not share any confidential information via these systems to prevent unauthorized access, infiltration, falsification, loss, or destruction of information. You must also refrain from using social networks to share Southern Copper confidential information or to offer opinions or disclose information on behalf of the Company.

It is extremely important that all information owned and safeguarded by Southern Copper be safe and protected at all times. Therefore, it is your responsibility as users to determine whether information sent or received by email is confidential and whether it comes from an official and reliable source before using this information for purposes related to Southern Copper You must always avoid unsafe or suspicious websites to prevent any type of cyber-attacks on Southern Copper's servers that could jeopardize Company information. Sharing usernames, passwords, accounts or authentication devices is not permitted because the authorized user could be held responsible for actions taken by another person using their credentials.

Company and outside personnel (contractors and consultants) requiring access to the Southern Copper infrastructure for email and internet use must strictly adhere to applicable Information Security Policy. All employees must also participate in the training provided on information security and the correct use and storage of information.

Southern Copper requires all directors, officers and employees, consultants, contractors or any individuals involved in the activities of Southern Copper to comply with the use of the personal identification (I.D.) card issued to them to facilitate access to the Company’s workplace/facilities and prevent security breaches.

Individuals must carry their I.D. card with them at all times and be prepared to provide it to confirm their identity, if challenged by Security or any other appropriate individual.

14.	Intellectual Property

Southern Copper considers its intellectual property a valuable asset including but not limited to, software licenses, patents, designs, copyrights, trademarks, industrial secrets designs, processes and procedures.

You must take all necessary precautions to treat the Company’s intellectual property with the same care and protection as other assets and to ensure that all intellectual property is registered with the corresponding authorities. You must refrain from sharing, disclosing or losing information related to Southern Copper’s intellectual property during and after your employment or contract term with the Company.

15.	Intellectual Property Developed by Collaborators or Third Parties

All information and documentation resulting from the activities and services rendered by any employee, contractor, supplier or service provider, or developed and/or conceived during their employment or contract with the Company will be considered the property of Southern Copper. Additionally, any matter, object or idea capable of being patented which is developed, conceived or discovered by any employee, contractor, supplier or service provider, alone or with colleagues, during their employment, duties or contract with the Company, belongs to the Company.

Southern Copper will decide whether to apply for a patent or to seek other protection of its proprietary rights on such information, documentation or invention, complying with applicable laws on employee inventions.

16.	Risk Control and Management

It is the policy of Southern Copper to carry out risk assessments at all of its operations and activities to ensure that risk management is an integral part of governance at strategic and operational levels. These assessments are reviewed and documented regularly to mitigate risk. For more information you should consult the corresponding Risk Control and Management Policy.

17.	Transactions with Related Parties

We strive to ensure that transactions with related parties are conducted with transparency, negotiated at arm’s length and on terms according to current market conditions. Transactions with related parties must be performed pursuant to Company’s Related Party Transaction policy and approved or pre- approved in accordance with such policies. These transactions will be reported in the Southern Copper financials in compliance with current and applicable laws.

Transactions with related parties are transactions that Southern Copper operates with a person or entity and meet any of the following conditions:

•	A person that controls or has significant influence in an entity that is part of Southern Copper.
•	A person that holds decision-making authority in an entity that is part of Southern Copper.
•	The spouse, partner, and blood relatives to the fourth degree or related by marriage to the third degree, of persons who control or who have decision-making authority or significant influence in an entity that is part of Southern Copper.

18.	Fair Competition

Southern Copper must comply with all antitrust laws intended to promote open and fair competition in the countries where we operate. Although the laws vary from country to country, they generally prohibit practices that would jeopardize market competition, such as price fixing, tender manipulation, and market, client or territorial division or assignment, and any other monopolistic action.

Southern Copper competes ethically and fairly within the framework of antitrust laws and fair competition practices, and therefore has developed general rules of conduct aimed at preventing risks in cases where we meet or have contact with the competition. In such cases, you must:

•	Not deviate from the matters as stated on the formal agenda or the declared purpose of the meeting.
•	Consider that your mere presence during a conversation between third parties where prohibited matters are discussed can lead to serious consequences for you and Southern Copper.

•	Maintain proper lines of communication with customers or suppliers who are also competitors and not give preferential treatment to anyone for personal gain.
•	Avoid formal or informal conversations with competitors involving:
(i)	prices charged or paid or price setting, elevation or manipulation;
(ii)any obligation to not produce, process, distribute, sell or acquire more than a limited quantity of goods;
(iii)	the division or assignment of markets, or
(iv)coordinating positions on tenders or requests for proposals. This includes any communication or comment with any competitor that could be interpreted as a criticism or approval of any Company policy on pricing.
•You must also be careful when discussing any of these matters with customers, the media or others outside of Southern Copper.

Questions should be directed to the Legal department keeping in mind to always act with common sense and precaution.

19.	Trade Controls

Southern Copper complies with all applicable laws relating to trade control, which may prohibit or restrict sales or transactions involving our products and services to certain countries, persons or entities to ensure international peace and security.

20.	Purchasing Goods and Services

We are committed to maintaining transparent processes in the selection of suppliers and contractors, for the procurement of goods and services and to follow our procedures to ensure fair and equal opportunity between potential suppliers, based on impartial criteria such as delivery, quality, cost, time of service, experience and prestige. It is the Company’s policy that all contracts must be awarded on merit in fair competition with other tenders and no party should be discriminated against or special favors shown. All relationships with external contractors/suppliers or potential contractors/suppliers should be made known to the appropriate manager.

We strive to adhere to this Code and other policies of Southern Copper to build effective and sustainable value chains with suppliers and contractors who will operate pursuant to our standards and comply with applicable laws and regulations. Additionally, we aim to build lasting relationships with suppliers and contractors that ensure the continuity of the business, which in turn will maximize results. We therefore require that third parties respect this Code and the Code of Conduct for Suppliers and Contractors, which should be consulted for more information about the expected conduct to comply with this policy.

21.	Anticorruption and the Foreign Corrupt Practices Act (FCPA)

Southern Copper complies with all anticorruption laws and regulations, including the United States Foreign Corrupt Practices Act (FCPA). Southern Copper prohibits all forms of corruption, including bribes, illicit payments and trading influences. Participation in any of these types of activities, including any act of bribery, will be severely sanctioned. This applies to any activity between private parties or with public servants.

The FCPA and similar applicable laws, prohibit companies and individuals from corruptly offering, promising or authorizing payments or giving anything of value to foreign government officials, directly or indirectly or to agents, sales representatives or other intermediaries to assist the Company or individual in obtaining or retaining business or to obtain any improper advantage.

It is the Company’s policy and commitment to maintain the highest ethical standards of business conduct at home and abroad and is committed to a zero-tolerance policy towards bribery. The Company fosters an effective program of internal systems and controls to support compliance with the letter and the spirit of the FCPA and similar laws. The Company will not condone or tolerate the offering, making or authorizing of such payments by any director, officer, employee or agent. The Company shall maintain its books and records in reasonable detail to reflect transactions and dispositions of assets accurately and fairly. No director, officer or employee will suffer adverse consequences for refusing to pay bribes even if this may result in the loss of business for the Company.

It is important to review the accounting records and receipts for all payments made to government agencies or individuals, and to ensure that all third parties acting in representation of Southern Copper adhere to the terms outlined in this section. The Anticorruption Policy should be consulted for more information about the expected conduct to comply with this Code.

22.	Anti-money Laundering

SCC strives to comply with anti-money laundering regulations in the venues where it operates and prohibits participating in any transaction involving a suspicious link to money laundering. Money laundering is a financial or commercial transaction intended to conceal isolated or ongoing illegal acts to make them appear legal. The purpose is to conceal the origin of funds obtained from illegal or criminal activity (drug trafficking, arms smuggling, corruption, fraud, prostitution, extortion, piracy and/or terrorism). These transactions are generally conducted at different levels to give the appearance that they are from legitimate activities and to allow the funds to move around in the financial system without detection.

You must avoid engaging in business with third parties where there are indications that the other party is involved in money laundering activities. Therefore, employees and third parties acting on behalf of Southern Copper are required to familiarize themselves and comply with all anti-money laundering and terrorist financing laws and the corresponding Company policy. Any incident must be reported immediately.

To comply with these laws and regulations, the Company has enacted procedures to prohibit and actively prevent money laundering and any activity that facilitates money laundering or the funding of terrorists or criminal activity. The Anticorruption Policy should be consulted for more information about the expected conduct to comply with this Code.

23.Compliance with Regulations of Securities and Exchange Commission and National Exchanges

To comply with local laws and regulations enacted in the venues in which the Company operates, Southern Copper may adopt policies to complement the Code, with the proper advice of Counsel. The Company has adopted the following:

US Exchange Regulations:

The Company adopts the internal rules of conduct for employees, officers and directors set forth in the regulations of the Securities and Exchange Commission and New York Stock Exchange, as they may be amended supplemented or changed from time to time and management is authorized to prepare a detailed procedure for to comply with the reporting requirements pursuant to the aforementioned regulations or similar regulations that may be enacted from time to time.

Peruvian Exchange Regulations:

The Company adopts the internal rules of conduct for directors, officers and employees set forth in Peruvian regulations of the Peruvian Securities and Exchange Commission (“SMV”), including, without limitation, in Article 19° of Resolution N° 005-2014-SMV/01, as they may be amended supplemented or changed from time to time and management is authorized to prepare a detailed procedure for safeguarding privileged or confidential information and preparing and/or communicating important events pursuant to Appendices published or to be published from time to time pursuant to the aforementioned Peruvian regulations or similar regulations that may be enacted from time to time in Peru. Management is also authorized to describe the functions and responsibilities of the individuals responsible for the preparation and/or communication of important events to the SMV and/or the Lima Stock Exchange and to communicate said rules of conduct to SMV and/or the Lima Stock Exchange (BVL).

24.	Gifts

Stakeholders, including suppliers, contractors, customers and third parties may occasionally provide you business courtesies. Offering and receiving gifts is permitted, provided that the gift is for legitimate business reasons and falls within the parameters outlined in the corresponding Southern Copper policies or the Policy on Hospitality, Gifts and Courtesies. Accepting gifts or courtesies that could influence (or give the appearance of influencing) the decision-making process of Southern Copper or a third party is not permitted.

Soliciting, negotiating or accepting gifts or courtesies from third parties for personal gain or for the gain of others is not permitted. Soliciting or accepting donations for charitable purposes is also not permitted, unless it is conducted via Southern Copper and/or in collaboration with other companies that formally decide to support a dedicated campaign for a specific cause.

Questions should be directed to the Compliance Officer.

25.	Donations and Political Involvement

Under no circumstances are Southern Copper employees permitted to use Company funds to make contributions or donations on behalf of Southern Copper. Only the Executive President, and the Executive Presidents of Southern Copper subsidiaries are authorized to make charitable donations.

Southern Copper makes no political contributions and does not directly participate in the activities of political parties. Southern Copper does not support any individual politician, political party, elected official, candidate for public office, or political campaign.

However, as individuals, employees have the right to support and participate in political activities in their communities and society, provided that these activities are not associated with Southern Copper. When you engage in political activities or make political contributions as individuals, you must do so in your free time and with your own resources, ensuring you do not act on behalf of Southern Copper. Southern Copper assets, resources, equipment or trademarks may not, under any circumstance, be used for political activities or contributions.

You will not use your position, duties or authority at Southern Copper to influence another person to participate in any political activity or to exercise their political or civil rights in any particular manner.

26.	Business Decision Making

Business decisions must be informed and made in good faith and in the best interest of Southern Copper, adhering to the following guidelines:

a)	All applicable laws and Company policies must be respected.
b)	There must be no conflict of interest.
c)	Decisions must be made within the levels of authority established by Southern Copper.
d)	Decisions must be made based on the facts and information available.

27.	Compliance with Tax Obligations

Southern Copper complies with all tax laws and regulations applicable to our operations in each country where we operate and with international tax laws.

28.	Corporate Social Responsibility

At Southern Copper, we understand that creating value in the communities where we operate is fundamental to the development and continuity of our operations. We foster transparent and clear communication with our various stakeholders, being inclusive of vulnerable and indigenous communities, to build a culture of collaboration and sustainability for the benefit of all.

Therefore, it is a priority to Southern Copper to conduct its business activities in a socially responsible way. The Company understands that its activities affect our employees and the communities where we operate. To ensure that these communities benefit from our activities, we make significant contributions to the local economic growth of these regions and support social development programs, including infrastructure initiatives, improvements to local educational facilities, medical and dental services. These programs are based on the individual and collective commitment to continually increase the ability of self-management and development, under a framework of social co-responsibility to achieve good results. We ensure our resources are invested with transparency at all stages of the project, implementing a management system aligned with the Company's goals. We identify and involve stakeholders in our activities and projects as much as possible in order to understand their expectations to maximize the creation of value and ensure the sustainability of our operations.

The Company also supports creating shared value with our workforce and serves as an ally to the communities and local governments when emergency situations occur.

29.	The Environment, Sustainable Development

At Southern Copper, we strive to minimize and remediate any potentially adverse impacts on the environment and ensure that environmental management is an integral part of all our processes throughout each stage of our operations.

Therefore, at Southern Copper, we are committed to protecting and preserving the environment through actions such as:

•	Ensuring compliance with the environmental laws and regulations applicable to each of our operations established by appropriate federal, state, and local governments and agencies (both in the United States and foreign) on discharges into water sources or the atmosphere or the disposal of solid and hazardous waste.
•	Promoting and setting goals to implement environmental best practices.
•	Employing processes that aid in the conservation and efficient use of energy and water at all our operations and facilities.
•Implementing ongoing improvement in our processes to protect the environment and minimize the impact and potential damage that our operations may cause to soil, waste generation, discharges, emissions, wildlife, etc.
•	Reducing our carbon footprint.
•	Conserving water through more efficient production processes and contributing to its availability in the regions where we operate.
•	Promoting energy efficiency.
•	Contributing to the protection and conservation of biodiversity.
•	Committing to train Company employees on all the aforementioned.

We strive to continuously improve our environmental performance by using natural resources in a responsible and sustainable way and mitigating the impacts of mining on the environment with the aim to reduce our carbon footprint.

30.	Media Relations/Media Contact

Southern Copper understands the importance of safekeeping Company and third-party information, and is forbidden from disclosing this information without authorization, particularly when disclosure could compromise or cause damage to Southern Copper, our shareholders, customers, suppliers, employees and other stakeholders.

It is the Company’s policy that employees, officers and directors must not make statements to the media, or any other public statement which concerns the business of the Company unless they have been authorized by the proper senior manager/officer in the venues where the Company operates to act generally as a spokesperson or have been expressly authorized to act as a spokesperson in relation to a particular situation.

Contact with outside media is done through the areas and/or people authorized by communication policies. Media requests should be forwarded to each subsidiary communication department.

Employees should use social media responsibly. Employees should not identify themselves, act or speak as Company representatives without proper authorization. They should not give the impression that their personal opinions are those of the Company. No one is authorized to post news and events of the Company prior to public announcement or press release.

Violations and Sanctions

Pursuant to applicable law, employees will be required to cooperate with any internal or external investigation of alleged violations of this Code and to uphold confidentiality.

Employees, managers, officers and directors are prohibited from engaging in conduct detrimental to a whistleblower for raising a misconduct complaint or non-compliance allegation. Forms of detrimental conduct include, but are not limited to, retaliation, reprisal, retribution, deliberate action or omissions, done knowingly or recklessly to cause harm to a whistleblower or other relevant parties such as a discharge, suspension, threats, blacklisting, denial of benefits, harassment or other unwarranted actions. Any such retaliation to a whistleblower who has reported a good faith violation of this Code or other Company policies will be disciplined and receive severe sanctions, which may include termination for cause.

Violations of this Code of Ethics include:

•	Breach of our ethical obligations
•	Asking or instructing other employees to breach our ethics or obligations
•	Failure to report misconduct
•	Failure to cooperate or obstruct investigations

These violations will result in disciplinary action, which may include any of the following sanctions depending on the circumstances and the severity of the infraction and pursuant to the discretion of the Ethics and Discipline Committee:

•	Verbal reprimand
•	Written reprimand
•	Temporary suspension from duty or from certain benefits
•	Termination, and
•	Other legal actions that may be warranted.

31.	Reporting Management System and Whistleblower Line

Southern Copper has established procedures for management of complaints related to suspected misconduct or improper activities (also known as wrongdoings).

The purpose of the Reporting Management System is to:

•	Encourage and facilitate reporting irregularities and incidents
•	Support and protect whistleblowers or complainants and other people involved
•	Ensure reports are handled appropriately and in a timely manner
•	Improve the organizational culture, governance and the prevention of irregularities
•	Enable Southern Copper to identify and address irregularities as early as possible
•	Help prevent or minimize the loss of assets and to recover lost assets
•	Ensure compliance with Company policies and procedures
•	Foster employee commitment to the values and culture of the organization
•	Promote a culture of transparency where collaborators, third parties and stakeholders feel safe to report concerns about irregularities and incidents
•	Demonstrate ethical and sound governance practices
•	Ensure that violations of our Code of Ethics are sanctioned

The following are considered misconduct that can be reported through the Company’s reporting channels:

•	Unethical behavior or behavior contrary to that expected and expressly indicated by the Company for its collaborators and stakeholders
•	Fraud
•	Corruption (including bribery)
•	Violations of Company and other rules and regulations
•	Violations of the Code of Ethics
•	Gross negligence
•	Acts of Discrimination, Non-Inclusivity, or Sexual or Workplace Harassment
•	Violation or risk of violation of human rights
•	Damage or risk of environmental damage
•	Threat or risk of threat to safety
•	Harm or risk involving occupational health and safety

If you witness or have been a victim of any misconduct, report the incident through the Reporting Line and contact your immediate supervisor or the head of the Human Resources, the Compliance Officer, Internal Audit or Legal Department.

Third parties and stakeholders may also use the reporting line to report actual or potential instances that may constitute misconduct.

In adherence to international best practices and to clarify the commitments, objectives and operation of the Reporting Management System, a Reporting Policy will be developed which:

•	Outlines the objectives of the Reporting Management System
•	Defines the scope of the Reporting Management System
•	Sets the organization's commitments

•	Prohibits harmful behavior
•	Guarantees access to the Reporting Management System and encourages its use
•	Ensures the Reporting Management System achieves the intended results
•	Establishes the types of protective measures the organization may implement for complainants and whistleblowers
•	States and guarantees there will be no reprisals for complainants or whistleblowers for filing a report
•	Describes the key steps in the investigation process, including receiving the report, the investigation, informing the complainant, reporting and compliance
•	Sets the criteria for handling the personal data of those involved and the confidential information related to the report
•	Ensures an impartial investigation
•	Complies with the legal framework applicable to the organization in question
•	Is available and accessible to everyone in the organization, in their applicable language.
•	Establishes how the information received through the reporting channels will be used and what proactive actions will be taken to identify risks and opportunities (ongoing improvement)
32.	Contacts and Means of Reporting

When filing a report, it is important to provide detailed information for the follow up investigation on the matter.

Reports can be submitted anonymously. Nevertheless, the complainant's identifying information will be confidential and protected.

Reporting Lines information:

MINERA MÉXICO:

Web page: https://gmm.lineadedenuncia.net

Email: gmm@lineadedenuncia.net/

Phone: 8001088869

SOUTHERN PERU COPPER CORPORATION, SUCURSAL DEL PERÚ:

Web page: https://spcc.lineadedenuncia.net/

Email: SPCC@lineadedenuncia.net

Phone: 080078258

We encourage everyone to use the reporting channels responsibly by filing reports that are truthful, reasoned, substantiated and submitted in good faith.

The reporting channels may also receive inquiries addressing an initial concern, which may prevent a future wrongdoing.

33.	Periodic Reviews

This Code of Ethics will be reviewed periodically to ensure that it remains current. This Code may be reviewed and modified, as necessary, when new circumstances arise not initially covered or when issues need to be addressed in a different or broader manner. The Board of Directors of Southern Copper approves all amendments to the Code.

34.	Ethics and Discipline Committee

The Company’s Ethics and Discipline Committee is the body responsible for overseeing compliance with this Code of Ethics and for identifying and proposing appropriate actions on the occurrence of infractions or unforeseen situations, as necessary, in accordance with applicable legal regulations and its policies and procedures.

The Ethics and Discipline Committee ensures Southern Copper employees are informed, trained and certified in the content of this document to ensure compliance.

35.	Compliance Culture

The Company realizes that regulatory frameworks are constantly changing to provide new rights and obligations and it is committed to build a solid compliance culture by continuing to adhere to all regulations, policies and procedures applicable to our operations.

Southern Copper will always remain at the forefront of compliance in order to protect its interests and maintain a competitive edge and reputable reputation.

36.	Compliance Officers

Southern Copper has local Compliance Officers in each country it operates who will provide the necessary resources for the establishment, implementation, development and improvement of the compliance management system.

37.	Questions

Questions or concerns regarding this Code of Ethics or compliance with other Company policies, rules, and procedures should be addressed to the Compliance Officer.

You may also contact your immediate supervisor, manager or director, or the head of the Legal and/or Human Resources departments in your country.